

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2025

Eason Zhang
Chief Financial Officer
MINISO Group Holding Limited
8F, M Plaza, No. 109
Pazhou Avenue
Haizhu District, Guangzhou 510000
Guangdong Province, PRC

      Re: MINISO Group Holding Limited
            Form 20-F for Fiscal Year Ended December 31, 2024
            File No. 001-39601

Dear Eason Zhang:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Trade & Services